UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. No. 1)*

B4MC Gold Mines, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

088861L 203
(CUSIP Number)

Henrik Oerbekker
8, boulevard Royal
L-2449 Luxembourg, Luxembourg
(+352) 661 366 003
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088861L 203

13D

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henrik Oerbekker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) . (b) X .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 840,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 840,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) .
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 088861L 203

13D

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All share and per-share amounts in this Amendment are adjusted to reflect a 50-1 reverse stock split that became effective on August 21, 2015.

Item 5(a) of the Reporting Person’s Schedule 13D, filed with the Commission on May 22, 2015, is amended as follows:

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Amendment, the Reporting Person beneficially owned 840,000 Shares, constituting 14.8% of the outstanding Shares.  280,000 of such shares are registered in the name of Richway Finance Ltd.; 280,000 of such shares are registered in the name of PacificWave Partners UK Ltd.; and 280,000 of such shares are registered in the name of PW Europe. The percentage of Shares owned is based upon 5,565,485 Shares outstanding as of June 30, 2015, based on inquiry of the Company’s transfer agent.

On September 10, 2015, the Reporting person gifted 126,667 shares registered in the name of Anarholl Ltd. to two unaffiliated purchasers in a private transaction. PacificWave Partners UK Ltd. owns 51% of Anarholl, Ltd., and the Reporting Person possessed shared voting and dispositive power with respect to the 126,667 shares.

.

CUSIP No. 088861L 203

13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henrik Oerbekker Insert Name